Exhibit 11

Computation of Basic and Diluted Earnings Per Common Share

A. Schulman Inc.

Computation of Basic and Diluted Earnings Per Common Share.

	Year ended August 31,

	2003	2002	2001

Net income	$15,954,000	$32,154,000	$12,692,000
Dividends on preferred stock	53,000	53,000	53,000

Net income applicable to common stock	$15,901,000	$32,101,000	$12,639,000

Number of shares on which basic earnings per share is calculated:
Average outstanding during period	29,496,281	29,296,435	29,184,605
Add - Incremental shares under stock compensation plans	349,216	370,602	14,961

Number of shares on which diluted earnings per share is calculated	29,845,497	29,667,037	29,199,566

Basic earnings per share	$0.54	$1.10	$0.43

Diluted earnings per share	$0.53	$1.08	$0.43